UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number: 001-41110
GRAB HOLDINGS LIMITED
3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒ Form 40-F  ☐

Announcement of Third Quarter 2024 Results
On November 12, 2024 Singapore time, Grab Holdings Limited announced its financial results for the third quarter ended September 30, 2024. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.
Announcement of 2024 Annual General Meeting of Shareholders
On the same day, Grab Holdings Limited announced that it will hold its 2024 annual general meeting of shareholders on December 6, 2024. The announcement and the notice of annual general meeting are furnished as Exhibit 99.2 and Exhibit 99.3, respectively, to this Report on Form 6-K.
EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Grab Reports Third Quarter 2024 Results

99.2	Grab Announces 2024 Annual General Meeting of Shareholders

99.3	Notice of Annual General Meeting

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED

	By:	_/s/ Peter Oey__
Date: November 12, 2024		Name: Peter Oey
Title: Chief Financial Officer